FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of               June          , 2001
                    ----------------------------

         BELMONT RESOURCES INC.
-------------------------------------------------------------
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C.  V6C 2T6
-------------------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X               Form 40-F
             ------------                        ------------


[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                 No
             ------------                        ------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Belmont Resources Inc.
                                         -------------------------------------
                                                (Registrant)

Date     July 12, 2001                   By  /s/ Gary Musil
       ------------------                  -----------------------------------
                                            (Signature)
                                            Gary Musil, Secretary/Director

BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com

June 29, 2001

B.C. Securities Commission                              SEDAR
#200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:

Re:     Belmont Resources Inc. (the "Company") - File No. X005731
-----------------------------------------------------------------


The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned company on June 29, 2001.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR

Enclosed please find:

Quarterly Report Form 51-901 F and financial statements for the three-month period ended April 30, 2001


Yours truly,

/s/ GARY MUSIL

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c.     -     Canadian Venture Exchange, Attn: Listings Dept.
         -     Alberta Securities Commission (SEDAR)
         -     Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
         -     CIBC Mellon Trust Company, Attn: Doug Allen, Account Manager
         -     Dale, Matheson, Carr-Hilton, CA, Auditors
         -     Securities & Exchange Commission, Wash. DC, USA
         -     Moody's Investor Services (2)
         -     Directors (5)

                             BELMONT RESOURCES INC.
                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of BELMONT RESOURCES INC. (the "Company") will be held on July 16, 2001 at the Company's registered office located at Suite 2100-1066 West Hastings Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.     To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending January 31, 2001 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4.     To elect directors to hold office until the next Annual General Meeting.

5. To approve an ordinary resolution to grant incentive stock options to insiders and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share that are in accordance with the policies of the Canadian Venture Exchange and to approve any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options.

6. To authorize the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares.

7. To authorize, upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

8. To authorize, upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

9. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

10. To consider and, if thought fit, approve a special resolution for the sale by the Company to its 57% equity interest in Rozmin s.r.o. (the "Rozmin Interest") to EuroGas, Inc. on the terms and conditions described in the accompanying information circular and that notwithstanding that this resolution has been duly passed by the shareholders of the Company or approved by the Canadian Venture Exchange, the board of directors of the Company may determine not to implement the resolution and may revoke this resolution or make any amendments which may be recommended by legal counsel or which may be required by the Canadian Venture Exchange as a condition to their approval or which the board of directors may consider necessary or expedient all without further approval of the shareholders.

11.    To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

TAKE NOTICE that pursuant to the British Columbia Company Act, you may until 5:00 p.m. on July 13, 2001 give the Company a Notice of Dissent by registered mail addressed and delivered to the Company at 2100-1066 West Hastings Street, Vancouver, B.C., V6E 3X2 with respect to the resolution to approve the sale of the Rozmin Interest on the terms described in the Proxy Statement or on such terms as are acceptable to the Canadian Venture Exchange and the directors of the Company. As a result of giving a Notice of Dissent you may, on receiving a Notice of Intention to Act under Section 231 of the Company Act, require the Company to purchase all your shares in respect of which the Notice of Dissent was given.

DATED at Vancouver, British Columbia, this 8th day of June, 2001.

BY ORDER OF THE BOARD OF DIRECTORS OF BELMONT RESOURCES INC.




Per:  /s/ Gary Musil
    ----------------------------
     Gary Musil, Director

                             BELMONT RESOURCES INC.

                                      PROXY

                         FOR THE ANNUAL GENERAL MEETING
                            TO BE HELD JULY 16, 2001.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned member of BELMONT RESOURCES INC. (the "Company") hereby appoints Vojtech Agyagos, a director of the Company, or failing him Gary Musil, a director of the Company, or instead of the foregoing _____________as proxyholder to attend the Annual General Meeting of the Company to be held on July 16, 2001 at the Company's registered office located at Suite 2100-1066 West Hastings Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

1. Appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

       VOTE FOR                         VOTE WITHHELD
                -----------                             -----------

2.     Fixing the number of directors at 6.

       VOTE FOR                         AGAINST
                -----------                       -----------

3. Election of the following persons to the board of directors of the Company.

       Vojtech Agyagos               VOTE FOR     WITHHELD
                                             ----          ----
       Kenneth B. Liebscher          VOTE FOR     WITHHELD
                                             ----          ----
       Gary Musil                    VOTE FOR     WITHHELD
                                             ----          ----
       Peter E. Serck                VOTE FOR     WITHHELD
                                             ----          ----
       Peter P.H. John               VOTE FOR     WITHHELD
                                             ----          ----
       Jake Bottay                   VOTE FOR     WITHHELD
                                             ----          ----

4. Approval of an ordinary resolution to grant incentive stock options to insiders and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share that are in accordance with the policies of the Canadian Venture Exchange and to approve any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options.

       VOTE FOR                         AGAINST
                -----------                       -----------

5. Authorize the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares.

       VOTE FOR                         AGAINST
                -----------                       -----------

6. Authorize, upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

       VOTE FOR                         AGAINST
                -----------                       -----------

7. Authorize, upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

       VOTE FOR                         AGAINST
                -----------                       -----------

8. Approve a special resolution for the sale by the Company to its 57% equity interest in Rozmin s.r.o. to EuroGas, Inc. on the terms and conditions described in the accompanying information circular and that notwithstanding that this resolution has been duly passed by the shareholders of the Company or approved by the Canadian Venture Exchange, the board of directors of the Company may determine not to implement the resolution and may revoke this resolution or make any amendments which may be recommended by legal counsel or which may be required by the Canadian Venture Exchange as a condition to their approval or which the board of directors may consider necessary or expedient all without further approval of the shareholders.

       VOTE FOR                         AGAINST
                -----------                       -----------

9. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

       VOTE FOR                         AGAINST
                -----------                       -----------

10. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

       VOTE FOR                         AGAINST
                -----------                       -----------

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED and SIGNED this _______ day of ___________________, 2001.


---------------------------------------  ---------------------------------------
NAME (Please Print)                               SIGNATURE

---------------------------------------  ---------------------------------------
Address of Member                                 Number of shares held

---------------------------------------
City/Province/Postal Code

                                      NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE
VOTED AGAINST A MATTER.   IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES
ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE.
IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OTHER THAN THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and Transfer Agent, THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1, at least 48 hours before the time of the meeting, excluding Saturdays, Sundays and holidays, or with the Chairman of the Meeting prior to commencement of the meeting.

5.     This proxy is solicited by management of the Company.

Your name and address are shown as registered - please notify the Company of any change in your address.

                             BELMONT RESOURCES INC.

                              INFORMATION CIRCULAR

       This information circular contains information as at JUNE 8, 2001.


                   PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of BELMONT RESOURCES INC. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

                        COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

                              REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 20,703,012 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

                                  Number of             Percentage of
Name                              Shares                Outstanding Shares
----                              ------                ------------------
CDS & Co.*                        14,680,118                  70.9%
CEDE & Co.*                        3,712,488                  17.9%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

                              ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 6 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position              Principal Occupation                  Period a Director                Shares Beneficially
and Residence               or Employment                         of the Company                   Owned
Vojtech Agyagos             Businessman                           Since December 17,               200,000 Directly and
North Vancouver,                                                  1996                             and 132,500 Indirectly
British Columbia,                                                                                  (through Ostrov
Canada                                                                                             Resources Ltd.)
President and Director

Gary Musil                                                        Since August 14,                 38,200
Vancouver, British          2000 - present; Director of           1992
Columbia, Canada            Mandalay Resources
Chief Financial Officer,    Corporation; 1999 - present:
Secretary and Director      Chief Financial Officer of
                            Belmont Resources Inc.; 1992 -
                            present:  Director and Secretary
                            of Belmont Resources Inc.; 1988 -
                            present:  Director and Secretary
                            of E.T.C. Industries Inc.; 1990 -
                            1999:  Accountant/Manager for
                            311180 B.C. Ltd. which provided
                            office space and services,
                            management and financial
                            consulting to public companies;
                            1990 - 1996: Director and
                            Secretary of Baron Gold Corp.
                            (formerly, Veto Resources Ltd.);
                            1988 - 1996:  Director and
                            Secretary of El Bravo Gold
                            Mining Ltd.

Name, Position              Principal Occupation                  Period a Director                Shares Beneficially
and Residence               or Employment                         of the Company                   Owned
Kenneth B. Liebscher        Jan. 1999 to present, Director        Since May 1, 1992                NIL
Vancouver, British          of ThermoElastic Technologies
Columbia, Canada            Inc.; 1999 to present, Director
Director                    of Empyrean Communications, Inc.
                            (formerly Direction Technologies
                            Inc.); 1998 to present, Director
                            of Montoro Resources Inc.1992 to
                            present, Director/President E.T.C.
                            Industries Ltd.; General Manager,
                            U.S. & Foreign Communications
                            Company; 1990 to 1992 Sales and
                            Marketing Vice President Ivoclar
                            N.A.

Peter P.H. John             1979 to present, Self-employed        Since April 11,                  500,000
Valladolid,                 industrial designer                   1996
SpainDirector

Peter E. Serck              Businessman                           Since August 22,                 104,500
Toronto, Ontario                                                  1996
Director

Jake Bottay                 1987 - present:  Consultant           Since February 18,               NIL
West Vancouver,             1996 - present: Director of E.T.C.    2000
British Columbia,           Industries Ltd.
Canada
Director


The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Peter John who is a resident of Spain. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Gary Musil, Kenneth B. Liebscher and Peter E. Serck.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published
                                  -----------
in the Vancouver Province Newspaper on May 18, 2001 and delivered to the British Columbia Securities Commission and the Canadian Venture Exchange.

              REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------------
                                                  Annual Compensation              Long Term Compensation
                                                                              ----------------------------------
                                                                                       Awards        Payouts
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Other          Securities    Restricted
Name                                                            Annual          Under         Shares or                  All Other
and                                                             Compen-         Options       Restricted       LTIP       Compen-
Principal                      Salary            Bonus          sation          Granted       Share Units     Payouts      sation
Position            Year         ($)              ($)            ($)             (#)             ($)            ($)         ($)1
----------------------------------------------------------------------------------------------------------------------------------
Vojtech Agyagos    2001                          Nil            Nil                             Nil             Nil         Nil
                               55,000 1                                       200,000 5
----------------------------------------------------------------------------------------------------------------------------------
   "               2000        54,000 1          Nil            Nil                             Nil             Nil         Nil
                                                                               75,000 4
----------------------------------------------------------------------------------------------------------------------------------
   "               1999        54,000 1          Nil            Nil                             Nil             Nil         Nil
                                                                              144,000 3
----------------------------------------------------------------------------------------------------------------------------------

1     Management Fees - amended to $5,000 per month effective December 1, 2000.
2     Management Fees - amended to $4,500 per month effective April 1, 1997
3 Options were granted on February 24, 1998 and were exercisable up to February 24, 2000 at a price of $0.56 per share. 144,000 were re-priced at $0.32 on September 17, 1999.
4 Options were granted on September 17, 1999 and are exercisable up to September 17, 2001 at a price of $0.32 per share.
5 Options were granted on August 12, 2000 and exercisable up to August 17, 2002 at a price of $0.32 per share.
--------------------------------------------------------------------------------

The above-named executive officer(s) was employed by the Company  since May 1,
1999


                          OPTION/SAR GRANTS DURING THE
                     MOST RECENTLY COMPLETED FINANCIAL YEAR

--------------------------------------------------------------------------------------------------------------------------
                                                                                        Market Value
                            Securities           % of Total                            of Securities
                               Under              Options                                Underlying
                              Options            Granted to        Exercise              Options on
                              Granted           Employees in        Price                the Date of
                            (# common            Financial       or Base Price              Grant            Expiration
      Name                    shares)              Year          ($/Security)            ($/Security)           Date
--------------------------------------------------------------------------------------------------------------------------
Vojtech Agyagos             200,000               20.5%              $0.32                 $0.32             Aug. 17/02
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

                      AGGREGATE OPTION/SAR EXERCISES DURING
                      THE MOST RECENTLY COMPLETED FINANCIAL
                  YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

--------------------------------------------------------------------------------------------------------------------------
                                                                                                      Value of
                                                                                                 Unexercised in the
                                                                         Unexercised               Money Options at
                                                                      Options at FY-End                 FY-End
                           Securities            Aggregate                  (#)                          ($)
                          Acquired on              Value
                            Exercise              Realized               Exercisable/                 Exercisable/
   Name                       (#)                    ($)                Unexercisable                 Unexercisable
--------------------------------------------------------------------------------------------------------------------------
Vojtech Agyagos            144,000               $ 18,720                 275,000                         NIL
--------------------------------------------------------------------------------------------------------------------------

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

          INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

                             APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

                              MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.     Disposition of the 57% interest held by the Company in Rozmin s.r.o.

By a share purchase agreement dated March 27, 2001 among the Company, Rozmin s.r.o. ("Rozmin") and EuroGas, Inc. ("EuroGas"), the Company has agreed to sell its 57% equity interest in Rozmin to EuroGas, Inc. (the "Rozmin Interest"). Rozmin is the owner and operator of the Gemerska Poloma Talc Deposit located in Slovakia. While the Company is active in the exploration and development of its mineral property and oil and gas interests, the Rozmin Interest constitutes substantially (91%) all of the assets of the Company.

Subject to final regulatory approval, the sale of the Rozmin Interest will be made in consideration for (1) the payment of 12,000,000 shares of Eurogas (the "Payment Shares") to the Company and the right of the Company to compel Eurogas to register such shares under the Securities Act of 1933, (2) the payment of a USD$100,000 non-refundable deposit, which deposit shall be an advance on royalties payable, (3) the payment by Rozmin of a royalty of 2% of the gross sale price of each ton of talc extracted from the property and sold. Eurogas will have the right to buy-back any unsold Payment Shares (up to 6,000,000) at the price of US$2.00 per share by March 27, 2002. The value represented by the Payment Shares shall be guaranteed by the following formula:

     (a) if the average weighted trading price of the shares of Eurogas as quoted on the NASD OTC market is less than US$0.30 for any 10 trading day period by March 27, 2002, then Eurogas will issue to the Company that number of common shares equal to 1,000,000 multiplied by the following factor:

             (US$0.30-(10 day ave. w. tr. price))/0.05

     (b) in the event the Company is unable from the sale of the Payment Shares to recover 125% of its initial investment in the talc deposit equal to CDN$3,000,000 (based on an initial investment of CDN$2,400,000) by March 27, 2002 due to depressed market conditions or a depressed trading price then Eurogas shall within 10 business days of the written request by the Company issue such additional common shares to compensate for any shortfall from the CDN$3,000,000, with the deemed price of such shares to be the average weighted trading price for the 10 day period prior to the date of receipt of the written notice by Eurogas.

Eurogas has agreed to arrange the necessary financing to place the Gemerska Poloma talc deposit into commercial production by March 27, 2002 and if this is not accomplished (other than for reasons beyond Eurogas's control) then Eurogas will pay the Company an advance royalty of US$10,000 per month for each month of delay in achieving commercial production. Eurogas will be responsible for the Company's share of the working capital budget of Rozmin s.r.o. from January 1, 2001 as well as any investment capital expenses incurred and outstanding since the start of the surface installations.

The Board of Directors of the Company (the "Board") believes the sale of the Rozmin Interest is in the best interest of the Company and its shareholders, including the Company's minority shareholders.

As part of the resolution approving the disposition of the Rozmin Interest, the board of directors of the Company may determine not to implement the resolution and may revoke such resolution if , among other reasons, the number of dissenting shareholders is not acceptable to the Company. The Board, while considering many factors, including the difficulty in sourcing adequate financing for the development of the talc property, retained the services of B.J. Price Geological Consultants Inc. and Ross Glanville and Associates Ltd. (the "Consultants") to provide an opinion as to whether the proposed consideration to be received by the Company in the sale of the Rozmin Interest was fair to Company shareholders from a financial point of view, and, in connection with its opinion, to prepare an independent fairness opinion.

The following summary of the fairness opinion provided by the Consultants in its fairness opinion dated as of April 20, 2001.

                                FAIRNESS OPINION

For the proposed sale of 57% interest in the Gemerska Poloma Talc Deposit, Slovakia by Belmont Resources Inc.

                                     SUMMARY

At the request of the directors of Belmont Resources Inc. (Belmont), Barry J.Price and Ross O. Glanville ("the writers") have prepared a Fairness Opinion regarding the proposed transaction whereby Belmont intends to sell its 57% interest in a talc deposit being developed by Belmont and partners at Gemerska Poloma in the Republic of Slovakia. The writers have not visited the subject property in the field, and have not independently confirmed the sample data quoted. However, the data used by the writer was collected by professionals with appropriate experience, and the writer believes the quoted results to be representative and accurate. The writers have relied mainly on technical reports prepared by geologists and engineers associated with the Gemerska Poloma project. Specifically, a review (in English) of the Feasibility Study by Dr. Ing. Klaus Reuther, Mining Engineer, Hansa GeoMin Consult GmbH dated January 1998 and additional information kindly provided by Dr. Ondrej Rozloznik of Rozmin s.r.o. The writers also met with local geological consultant J.J (Jim) McDougall, who visited the property in June 2000 and prepared brief notes for Belmont.

Belmont Resources Inc., ("Belmont") is a publicly trading junior mining exploration company listed on the Canadian Venture Exchange (CDNX). Belmont's 57 % owned subsidiary Rozmin s.r.o. ("Rozmin") holds the talc deposit and property; the balance (43% of Rozmin) is owned by Rima Muran s.r.o., a 55% owned subsidiary of EuroGas, Inc. ("EuroGas"). Rozmin is a private Slovakian company which controls 100% of the Gemerska Poloma talc deposit. Belmont also has other mining and oil and gas assets in Slovakia, and a nickel property in the exploration phase in the Ungava area of Quebec. The present working capital of Belmont is approximately $250,000. The shares of the company have recently been trading at prices below Cdn$0.20 per share.

EuroGas is a publicly owned and traded US company whose common stock is traded on the American OTC Bulletin Board under the symbol EUGS, and on the Frankfurt and Berlin Stock Exchanges under the symbols EUG.F and EUG.B, respectively. EuroGas is an international, independent energy company that controls methane gas concessions in Poland and has oil and gas exploration and development joint ventures in Canada, Poland, the Slovak Republic, Ukraine, and in the Sakha Republic.

In April 2000 Belmont completed the purchase of a 57% interest in Rozmin. Belmont acquired its interest in the subject property for a total of 2,850,000 DBM (Deutschemarks) equivalent at the time of the transaction to Cdn$2,061,000. In addition, a finders fee and due diligence and legal costs brought the total purchase price to Cdn$ 2,181,000.

In a letter of understanding dated February 14, 2001, EuroGas made an offer to purchase Belmont's 57% equity in Rozmin for 12 million common shares of EuroGas and a royalty of 2% of the gross sale revenue from any talc sold from the deposit, subject to the approval of the regulatory bodies. There are a number of terms in the agreement which provide that under certain circumstances, Belmont may receive additional shares,

The Gemersk Poloma talc deposit is located in the southeastern part of Slovakia near the town of Roznava. A partly paved road provides access to the mine site at the proposed portal for the decline. A powerline (25Kv) was built to the minesite, providing power for mine buildings and equipment. The deposit is situated beneath a mountain in a government owned area covered with mixed forest. Valley bottoms are approximately 750 meters above sea-level, and the access portal will be at this elevation.

The deposit was discovered in 1994 during a regional research program by the Slovakian government. A "Feasibility Study" (which the writers would classify as a Pre-Feasibility Study) was carried out in 1997 by Hansa GeoMin Consult GMBH, Duisberg Germany on behalf of Deutsche Investitions und Entwicklungsgesellschaft GmbH (DEG). In 1997 Rozmin was formed by German investors to pursue development of the talc deposit. From 1998 to the present, Rozmin has completed mine planning studies, obtained permits and sent out tenders for developing the mine by trackless underground mining via a spiral decline.

The Gemerska Poloma area is underlain by the Lower Paleozoic Gelnica Group belonging to the Gemericum sequence, which comprises metamorphosed psammitic (sandy) and pelitic (argillaceous or shaly) sediments. The units include quartz, quartz - sericite and chlorite-sericite phyllites with bodies of pyroclastic rocks of rhyolitic and dacitic composition. The metamorphosed rocks are underlain by granitoid intrusive bodies which may have provided the hydrothermal fluids which altered magnesite beds to talc. Talc is found principally in intergranular spaces in small nests, clusters and veinlets in magnesite, or as continuous beds or lenses. Talc beds of high quality, alternate with magnesite units with various degrees of steatitization (conversion to talc) and beds of chlorite slates or quartz phyllites. The talc beds are clearly concordant with the surrounding rocks, and are made up of almost monomineralic talc rock with massive texture and a high (80 - 90 %) proportion of talc. Carbonates, pyrite, quartz or amorphous silica and apatite occur in subordinate amounts.

The mineralization as outlined by 40 drill holes covers an area of 2700 meters by 820 meters. In one drillhole two talc lenses are present. Within this area, a smaller area has been selected (called "Bereich 2") which represents the deposit that will be explored by proposed underground workings. This area measures 1150 meters in and East-West direction by 800 meters North-South and includes 13 drill holes. The mineral resource calculated by Dorfner/Thyssen was
146.6 million tonnes grading 19.7% talc (Reuther, 1998). Within this resource, a smaller area of three hectares has been selected for initial mining, with an estimated resource of 1.4 million tonnes of talc-magnesite containing 26.2%
talc.   The details of the resource calculation have been outlined in a report by Technisches Buro, DI Skacel and Kloibhofer - OEG (In German). The resource appears to the writers to correspond to a "drill inferred resource" as defined under CIM guidelines recently published and adopted by the regulatory bodies. The drill spacing is in the order of 100 meters to 150 meters.

The "Feasibility Study" proposes selective mining in massive talc lenses in the western part of the deposit, where higher grade mineralization has been defined. Based on a cut-off grade of 40%, mining is planned at an initial yearly production rate of 133,000 tonnes of mineralised rock, resulting in a mine life of 13 years. The current mine plan may change once underground access is completed and the geometry of the talc lenses is seen in more detail. The mining method proposed is cross-cut stoping with lean concrete backfill. This mining method was developed for highly selective mining within massive mineralization, and avoids dilution of the high grade talc. Dr. Reuther, in his review of the "feasibility study" suggests that economics could be improved by increasing throughput and looking for other mining methods to avoid the costly back-filling.

In order to arrive at our assessment of the fairness of the terms of the proposed transaction from a financial point of view we have reviewed, considered, and/or analysed, among other things, the following:

      "Belmont paid Cdn$2.16 million to purchase its 57% beneficial interest in the talc deposit and subsequently spent about Cdn$160,000, for a total cost to date of about Cdn$2.32 million. Since the purchase of the property about one year ago there has not been any material new information, nor have there been any significant changes in the potential economics of the project

      There are still substantial risks associated with the project, some of which have been stated by Dr. Klaus Reuther and reproduced in this report. In addition, due to our opinion that more drilling and additional metallurgical testing are required, we believe that the "Feasibility Study" that was prepared in 1997 should be classified as a "Pre-Feasibility Study" according to recent Canadian regulatory requirements. (Note: the writers have not reviewed the "Feasibility Study" itself as the document is written in German, but have relied on the review by Dr. Reuther of Hansa GeoMin).

      The financial analysis of the project carried out as part of the 1997 "Feasibility Study"showed internal rates of return as follows:

           Base Case:                      13.97%;
           Alternative Base Case:          20.01%

      However, it should be noted that an escalation factor of 3% per year was utilized for the cash flow projections. As a result the constant dollar (after inflation is removed from the analysis) internal rates of return for the Base Case and Alternative Base Case would be about 10.7% and 16.5% respectively. It should be noted that the Alternative Base Case is a combined case which is "based on positive market conditions, higher ore reserves and production (plus 45%) and higher selling prices (plus 10%) of final products. Also it should be noted that the 10.7% projected rate of return is relatively low for a project at this stage of development.

      The consideration to be provided by EuroGas is 12 million shares at US$ 0.30 per share which is US$ 3.6 million, or Cdn$ 5.6 million at the current exchange rate of 0.64. This consideration is about 2.4 times the sum of the purchase price plus expenditures to date incurred by Belmont. It should be noted that the foregoing analysis ignores the 2% Gross Royalty on sales from future talc production. Since such a 2% royalty is generally equivalent to about an 8 % working interest (a 1% gross overriding royalty is approximately equal to a 4% working interest for a project with similar projected economics), Belmont is effectively selling a 49% interest (57% minus 8%). Consequently it is the net 49% that is being sold for Cdn$ 5.6 million, implying a value of about Cdn$ 6.5 million for the 57% interest (Cdn$ 5.6 million x 57%/49%). This is about
      2.8 times the "purchase price plus expenditures by Belmont to date"

      The total market capitalization of Belmont is just over Cdn$3.5 million (at the April 2001 closing price of $0.17 per share). After deducting an estimated $500,000 for other assets (including working capital of about $250,000) the implied value of the 57% interest in the talc property would be about Cdn$ 3.0 million. Since the compensation to be received by Belmont is greater than than twice this value, the transaction would be fair to the shareholders of Belmont.

      In the event the Vendor (Belmont) is unable from the sale of the "purchase price shares" to recover 125% of its initial investment in the deposit equal to Cdn $3 million (based on an initial investment of Cdn$2.4 million) within one year of the date of execution of the agreement due to depressed market conditions or a depressed trading price then the purchaser shall within 10 business days of the written request by Belmont issue such additional common shares to compensate for any shortfall from the Cdn$ 3 million with the deemed price of such shares to be the average weighted trading price for the 10 day period prior to the date of receipt of written notice by Belmont."

      Based on the foregoing considerations, as well as others set out in this report, it is the writers opinion that the proposed transaction is fair, from a financial point of view to the shareholders of Belmont Resources Inc. In reaching this opinion, Glanville and Price have concluded that the value to an existing shareholder of Belmont after the proposed transaction would be equal to or greater than the value prior to the transaction. However, the writers express no opinion as to the expected trading price of Belmont if the proposed transaction is completed."

                                 END OF SUMMARY

Post Transaction

The Company currently intends to retain the proceeds of the sale of the Rozmin Interest and has made no determination with regard to the use of them, other than to fund the exploration and development of its natural resource interests as follows.

1)    Maseva Gas s.r.o. - Slovak Republic

      The Company expects to complete a preliminary geophysical survey program on a portion 849.7 Km2 (209,950 acres) Kralovsky Chlmec exploration territory in eastern Slovak Republic. It is recommended that a 3D seismic survey covering an area of about 350 Km2 be completed. The Company in awaiting final cost estimates on this program.

2)    Ungava Prospects - Province of Quebec, Canada.

      The Company expects to continue further exploration on a cost-sharing basis with Montoro Resources Inc. The program will consist of helicopter-supported reconnaissance geological mapping, Beep-Mat geophysical prospecting and sampling. Belmont's portion of these costs will be approx. $50,000 Cdn.

Dissenting Shareholder Rights

Pursuant to the Company Act (British Columbia), a shareholder has the right to dissent with respect to the special resolution respecting the disposition of the Company's Rozmin Interest (the "Asset Special Resolution"). A shareholder of the Company may, until 5:00 p.m. on July 13, 2001 give the Company a notice of dissent (a "Dissent Notice") with respect to the Asset Special Resolution by registered mail addressed and delivered to 2100-1066 West Hastings Street, Vancouver, British Columbia, V6C 2W2. As a result of giving a Dissent Notice, a shareholder may, on receiving a notice of intention to act (the "Notice of Intention to Act") in accordance with section 231 of the Company Act (the "Act"), require the Company to purchase that shareholder's common shares in respect of which the notice of dissent was given for their fair value.

A member who consents to or votes (other than as a proxy for a shareholder whose proxy required an affirmative vote) in favour of the sale of the Asset Special Resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any right of dissent. However, a shareholder need not vote his shares against the sale of the Asset Special Resolution in order to exercise his right of dissent.

Prior to the implementation of the sale of the Rozmin Interest, the Company will send to each shareholder who has filed a Dissent Notice a Notice of Intention to Act stating that the sale of the Asset Special Resolution has been adopted and informing the shareholder of the intention to act on the sale of the Asset Special Resolution. A Notice of Intention to Act need not be sent to any shareholder who voted for the Sale Resolution or who has withdrawn a Dissent Notice.

Within 14 days after the Company gives the Notice of Intention to Act, the dissenting shareholder is required to send a written notice (the "Demand for Payment") to the Company requiring the Company to purchase all the shareholder's shares. Upon delivery of a Demand for Payment in accordance with the Act, a shareholder is bound to sell and the Company is bound to purchase the shares subject to the Demand for Payment for their fair value as of the day before the date on which the sale of the Asset Special Resolution was passed, including any appreciation or depreciation in anticipation of the vote.

A dissenting shareholder who has sent a Demand for Payment or the Company may apply to the Court which may:

(a) require the dissenting shareholder to sell, and the Company to purchase, the shares in respect of which the Demand for Payment has been given;

(b) fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

(c) join in the application any other dissenting shareholder who has delivered a Demand for Payment; and

(d)   make consequential orders and give directions it considers appropriate.

No dissenting shareholder who has delivered a Demand for Payment may vote or exercise or assert any rights of a shareholder in respect of the shares for which a Demand for Payment has been given, other than the right to receive payment for those shares. Until a holder of shares who has delivered a Demand for Payment is paid in full, that shareholder may exercise and assert all the rights as a creditor of the Company. No dissenting shareholder may withdraw the Demand for Payment unless the Company consents.

To exercise the right of dissent a shareholder must give notice of this dissent by registered mail addressed and delivered to the Company at 2100-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2 on or before 5:00 pm on July 13, 2001. Each holder who desires to exercise dissenter's rights must not vote by proxy or in person in favour of the approval of the sale of the Rozmin Interest. Failure so to comply may result in the loss of the shareholder's dissenter's rights. Any shareholder receiving cash as a result of the exercise of dissenter's rights will, in effect, be deemed to have sold his shares, with the tax consequences applicable to a sale.

In view of the strict requirements of the Company Act (British Columbia) relating to the rights and obligations of dissenting shareholders, shareholders should seek their own legal counsel concerning any consequences which may result from the filing of a notice of dissent or concerning the procedures to be followed to exercise such rights.

2.     Incentive Stock Options

Canadian Venture Exchange ("CDNX") Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with CDNX Policy 4.4) to:

     (i) a decrease in the exercise price of stock options previously granted to insiders;
     (ii) the reservation, for issuance under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;
     (iii) the issuance to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares;
     (iv) the issuance to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

Accordingly, members will be asked to pass resolutions authorizing the above.

                              OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 8th day of June, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS


Per: /s/ Gary Musil
     -------------------------------------
     Gary Musil, Director

                            SUPPLEMENTAL MAILING LIST
                                   RETURN CARD



TO:  SHAREHOLDERS OF BELMONT RESOURCES INC.


If you wish to be included in the supplemental mailing list for BELMONT RESOURCES INC. (the "Company") in order to receive its interim financial statements, please complete and return this card to:

THE CIBC MELLON TRUST COMPANY, 1600 - 1066 WEST HASTINGS STREET,
VANCOUVER, B.C.  V6E 3X1
Attention:  Stock Transfer Department

TO:  BELMONT RESOURCES INC.

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: -----------------------------          ----------------------------------
                                              Signature

                                              ----------------------------------
                                              Name - please print


                                              ----------------------------------
                                              Address

                                              ----------------------------------


                                              ----------------------------------

                                              Name and title of person signing
                                              if different from name above.

                             BELMONT RESOURCES INC.

                               DIRECTORS' MINUTES

                           Meeting Date: June 8, 2001

Directors Present:          Vojtech Agyagos (the "Chairman")
                            Kenneth B. Liebscher
                            Gary Musil
                            Jake Bottay
Present by Telephone:       Peter E. Serck
                            (collectively, the "Directors Present")

Directors Absent:           Peter John

1.     The Chairman asked for a motion for the passage of the following:

     1. The record date entitling members of the Company to receive notice of and to vote their shares at the Annual General Meeting of the Company scheduled to be held on July 16, 2001 (the "Annual General Meeting") be determined as June 8, 2001.

     2. The Notice, Information Circular and Proxy in the form presented to the directors for the Annual General Meeting (collectively, the "Proxy Materials") be approved for mailing to the shareholders of the Company;

     3. Proxies to be used at the Annual General Meeting be deposited at the offices of the Company at any time up to 48 hours prior to the date of the Meeting at the offices designated in the Proxy Materials (excluding Saturdays, Sundays and holidays) or with the Chairman of the Meeting prior to commencement of the Annual General Meeting.

     4. Notices of dissent are to be deposited at the registered and records offices of the Company at any time up to 5:00 p.m. (Vancouver time) on July 13, 2001.

     Motion approved by the Directors Present.

2. The Chairman asked for a motion for the adjournment of the Meeting. Motion approved by the Directors Present. Meeting terminated.


/s/ Vojtech Agyagos
----------------------------------
Vojtech Agyagos, CHAIRMAN

                             BELMONT RESOURCES INC.

                               DIRECTORS' MINUTES
                               ------------------

                           Meeting Date: July 16, 2001

Directors Present:          Vojtech Agyagos (the "Chairman")
                            Kenneth B. Liebscher
                            Gary Musil
                            Jake Bottay
Present by Telephone:       Peter E. Serck
                            (collectively, the "Directors Present")

Directors Absent:           Peter John

1.     The Chairman asked for a motion for the passage of the following:

       Pursuant to Section 187 of the Company Act, British Columbia, Kenneth B.
                                      -----------
       Liebscher Gary Musil and Peter E. Serck be and are hereby appointed to the audit committee for the Company to hold such office until the close of the next annual general meeting.

       Motion approved by the Directors Present.

2. The Chairman asked for a motion for the adjournment of the Meeting. Motion approved by the Directors Present. Meeting terminated.



/s/ Vojtech Agyagos
----------------------------------
Vojtech Agyagos, CHAIRMAN

                             BELMONT RESOURCES INC.

                               DIRECTORS' MINUTES
                               ------------------

                           Meeting Date: July 16, 2001

Directors Present:          Vojtech Agyagos (the "Chairman")
                            Kenneth B. Liebscher
                            Gary Musil
                            Jake Bottay
Present by Telephone:       Peter E. Serck
                            (collectively, the "Directors Present")

Directors Absent:           Peter John

1.     The Chairman asked for a motion for the passage of the following:

       BE IT RESOLVED THAT the following persons be hereby appointed to the offices opposite their respective names below to hold such office for the ensuing year until a successor is elected or appointed by the directors:

       President - Vojtech Agyagos

       Secretary - Gary Musil

       Motion approved by the Directors Present.

2. The Chairman asked for a motion for the adjournment of the Meeting. Motion approved by the Directors Present. Meeting terminated.



/s/ Vojtech Agyagos
----------------------------------
Vojtech Agyagos, CHAIRMAN

BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com


June 25, 2001

                                                                           SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.


Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:


Re:     Belmont Resources Inc. (the "Company")
----------------------------------------------


Attached herewith please find a Form 27 regarding a material change of June 25, 2001.



Yours truly,


/s/ GARY MUSIL

Gary Musil,
Secretary/Director


GM/rm

Enclosure


c.c.     - Alberta Securities Commission (SEDAR)
         - Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT


ITEM 1.     REPORTING ISSUER

            Belmont Resources Inc. (the "Company")
            600 - 625 Howe Street,
            Vancouver, BC V6C 2T6

ITEM 2.     DATE OF MATERIAL CHANGE

            June 25, 2001

ITEM 3.     PRESS RELEASE

            Issued June 25, 2001 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Belmont Resources Inc. has renegotiated as to price only Incentive Stock Options totalling 1,630,000 shares from $0.32 per share to $0.14 per share.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Subject to regulatory approvals the Company has renegotiated as to price only Incentive Stock Options totalling 1,630,000 shares from $0.32 per share to $0.14 per share.

            The options renegotiated cannot be exercised until approval from the Canadian Venture Exchange has been obtained.

ITEM 6.     RELIANCE ON SECTION 67(2) OF THE ACT

            This report is not being filed on a confidential basis.

ITEM 7.     OMITTED INFORMATION

            There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.     DIRECTOR/SENIOR OFFICER

            Contact:       Gary Musil, Secretary
            Telephone:     (604) 683-6648

ITEM 9.     STATEMENT OF SENIOR OFFICER/DIRECTOR

            The foregoing accurately discloses the material change referred to herein.

                                                /s/ GARY MUSIL
                                                Gary Musil, Secretary/Director

DATED this 25th day of June, 2001.

                      Quarterly Report - BC Form 51-901 F


ISSUER DETAILS

For Quarter Ended:        April 30, 2001

Date of Report:           June 29, 2001

Name of Issuer:           BELMONT  RESOURCES  INC.

Issuers Address:          #600 - 625 Howe Street
                          Vancouver, B.C.  V6C 2T6

Issuer Fax Number:        604-683-1350

Issuer Phone Number:      604-683-6648

Contact Person:           Gary Musil

Contact Position:         Secretary /Director

Contact Telephone Number: 604-683-6648

Contact E-Mail Address:   belmontr@direct.ca

Website Address:          www.Belmont-Resources.com

--------------------------------------------------------------------------------
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------


Directors Name:          Gary Musil               Date Signed:     June 29, 2001

Directors Name:          Kenneth B. Liebscher     Date Signed:     June 29, 2001

                             BELMONT RESOURCES INC.






                        CONSOLIDATED FINANCIAL STATEMENTS


                                       FOR


                               THREE MONTHS ENDED

                                 APRIL 30, 2001
                                (APRIL 30, 2000)





                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                           CONSOLIDATED BALANCE SHEET
                              AS AT APRIL 30, 2001


                                     ASSETS

                                                       2001          2000
                                                       ----          ----

CURRENT
   Cash                                           $     71,817     $     17,829
   Marketable securities                                  -           1,232,710
   Accounts receivable                                  41,995            6,439
   Advances and deposits                               371,990          100,000
   Prepaid expenses                                     10,709          368,223
                                                  ------------     ------------
                                                       496,511        1,725,201


DEFERRED ACQUISITION COSTS                                -              16,040
RESOURCE INTERESTS                                   2,917,573        2,829,790
CAPITAL ASSETS                                           9,794            6,687
                                                  ------------     ------------
                                                  $  3,423,878     $  4,577,718
                                                  ============     ============


                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities       $    258,274     $    135,043
   Short term loans                                     53,000             -
                                                  ------------     ------------
                                                       311,274          135,043

DUE TO SHAREHOLDER                                        -             100,000
MINORITY INTEREST                                      118,915             -


                              SHAREHOLDERS' EQUITY


SHARE CAPITAL                                       13,902,565       13,890,065
DEFICIT                                            (10,908,876)      (9,547,390)
                                                  ------------     ------------
                                                     2,993,689        4,342,675
                                                                   ------------
                                                  $  3,423,878     $  4,577,718
                                                  ============     ============


Approved on behalf of the Board


      /s/ GARY MUSIL
------------------------------------


      /s/ KENNETH B. LIEBSCHER
------------------------------------

                                          UNAUDITED
                                   Prepared by Management

                             BELMONT RESOURCES INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                    FOR THE THREE MONTHS ENDED APRIL 30, 2001


                                                       2001          2000
                                                       ----          ----

INTEREST INCOME                                   $    (16,000)    $     (9,455)

EXPENSES
   Amortization                                            505              303
   Consulting                                            9,715             -
   Foreign exchange loss                                   371            6,404
   Interest and bank charges                               152              444
   Legal and accounting                                  7,512              916
   Management fees                                        -              13,500
   Office and sundry                                      (729)          10,060
   Property evaluation                                    -               3,611
   Regulatory and filing fees                              395            4,019
   Rent                                                  1,665            4,500
   Travel and shareholder relations                      2,036           12,276
   Transfer agent fees                                   2,338            2,515
   Telephone                                                93              789
   Salaries and administrative services                 38,430           13,424
                                                  ------------     ------------
   Total administrative costs                           62,483           72,761

LOSS BEFORE OTHER ITEMS                                 46,483           63,306

OTHER ITEMS
   Loss on sale of marketable securities                31,370             -
                                                  ------------     ------------

NET LOSS FOR THE PERIOD                           $     77,853     $     63,306
                                                  ============     ============


Deficit, beginning of period                      $(10,831,023)    $ (9,484,084)
                                                  ------------     ------------

Deficit, end of period                            $10,908,876)     $ (9,547,390)
                                                  ============     ============

                                          UNAUDITED
                                   Prepared by Management

                             BELMONT RESOURCES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED APRIL 30, 2001



                                                       2001          2000
                                                       ----          ----

OPERATING ACTIVITIES
   Net loss for the period                        $    (77,853)    $    (63,306)
    Add non cash items:
      Amortization                                         505              303
      Loss on marketable securities                     31,370             -
                                                  ------------     ------------
                                                       (45,978)         (63,003)


Net changes in other non-cash working capital items
   Accounts receivable                                  (1,965)           4,827
   Prepaid expenses                                        376         (362,094)
   Accounts payable                                     23,598          106,272
                                                  ------------     ------------
                                                       (23,969)        (313,998)
                                                  ------------     ------------


INVESTING ACTIVITIES
   Mineral property expenditures                       (13,384)      (2,195,633)
   Acquisition of capital assets                          -              (1,540)
                                                  ------------     ------------
                                                       (13,384)      (2,197,173)
                                                  ------------     ------------


FINANCING ACTIVITIES
   Issuance of share capital                              -             284,480
   Proceeds on marketable securities                    17,130          867,439
   Due to (repayment) to shareholders                    3,000          100,000
                                                  ------------     ------------
                                                        20,130        1,251,919
                                                  ------------     ------------


INCREASE (DECREASE) IN CASH                            (17,223)      (1,259,252)

CASH, beginning of period                               89,040        1,277,081
                                                  ------------     ------------

CASH, end of period                               $     71,817     $     17,829
                                                  ============     ============


                                          UNAUDITED
                                   Prepared by Management

                             BELMONT RESOURCES INC.
              INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
                    FOR THE THREE MONTHS ENDED APRIL 30, 2001


                                                       2001          2000
                                                       ----          ----

                                                  $                $
PEZINOK II
Acquisition costs                                    4,918,817        4,918,817
Plant and equipment                                    173,268          173,268
Exploration costs
   Balance, beginning of year                          425,354          425,354
   Consulting                                             -                -
   Reports and administration                            3,397             -
   Exploration                                            -                -
   Travel and accommodation                               -                -
                                                  ------------     ------------
Balance, end of period                               5,520,836        5,517,439
Less:  writedown                                    (5,417,439)      (5,017,439)
                                                  ------------     ------------
                                                       103,397          500,000
                                                  ------------     ------------
MASEVA
Acquisition costs                                       42,500             -
                                                  ------------     ------------

UNGAVA
Acquisition costs                                       67,500           55,000
Exploration costs
   Administration                                       14,568             -
   Assay and sampling                                      387             -
   Equipment rental                                      2,290             -
   Geographical                                          1,733             -
   Mapping and drafting                                  4,246             -
   Miscellaneous                                           861             -
   Permits                                               2,500             -
   Travel and accommodation                             24,175             -
                                                  ------------     ------------
                                                        50,760             -
                                                       118,260           55,000
                                                  ------------     ------------

ROZMIN
Acquisition costs                                    2,156,369        2,165,029
Mine development
   Tunnel construction and miscellaneous                90,933             -
   Waste disposal                                       79,072             -
   Woodland clearing                                    39,536             -
   Consulting                                          185,821             -
                                                  ------------     ------------
                                                       395,362             -

Plant and equipment                                     42,849             -

Deferred costs
   Consulting                                           15,271           14,632
   Miscellaneous                                           776             -
   Travel and accommodation                             42,789           15,972
                                                  ------------     ------------
                                                        58,835           30,604
                                                     2,653,416        2,195,633
                                                  ------------     ------------

LAC ROCHER
Acquisition costs                                      115,500           78,000
Less recoveries                                        (37,500)            -
                                                  ------------     ------------
                                                        78,000           78,000
                                                  ------------     ------------
Exploration costs                                        1,157            1,157
Less writedown                                         (79,157)            -
                                                  ------------     ------------
                                                          -              79,157

BALANCE - END OF PERIOD                           $  2,917,573     $  2,829,790
                                                  ============     ============

                                          UNAUDITED
                                   Prepared by Management

                             BELMONT RESOURCES INC.
                                 (the "Company")

                                                                     SCHEDULE B:

                            SUPPLEMENTARY INFORMATION


SECTION 1 -     ANALYSIS OF EXPENSES AND DEFERRED COSTS

As per the agreement between the Company and EuroGas, Inc. regarding the transfer of the 57% shareholding interest in Rozmin s.r.o. it was agreed that EuroGas, Inc. will be responsible for the company's share of the working capital and development budget of Rozmin. No deferred costs were incurred during the first quarter ending April 30, 2001.


SECTION 2 -     RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Included in accounts receivable is rent and office service fees with corporations who have some common directors. The rent and service fees are equivalent to that which would have to be paid to an unrelated party for similar facilities. $3,000 in loans were received from and officer/director. The amount was non-interest bearing and has no fixed repayment terms.


SECTION 3 -     SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED


a)     SECURITIES ISSUED DURING THE PERIOD ENDED APRIL 30, 2001:

--------------------------------------------------------------------------------
  Date of     Type of   Type of     No. of      Price     Total     Type of
   Issue     Security    Issue   Shares Issued  Share   Proceeds   Consideration
--------------------------------------------------------------------------------
                                       NIL
--------------------------------------------------------------------------------


b)     SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED APRIL 30, 2001:


--------------------------------------------------------------------------------
Date Granted   No. of Shares  Director or Employee  Exercise Price   Expiry Date
--------------------------------------------------------------------------------
                                       NIL
--------------------------------------------------------------------------------


SECTION 4 -     SUMMARY OF SECURITIES AS AT APRIL 30, 2001


a)     AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 2001:

The Company has authorized share capital of 50,000,000 common shares with no par value. The Company has issued and allotted shares of its capital stock totalling 20,703,012.

                                                                      SCHEDULE B
                                                                     (continued)

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT APRIL 30, 2001:

--------------------------------------------------------------------------------
    Security            Number              Exercise Price       Expiry Date
================================================================================
     Options           *425,000                 $0.32         September 17, 2001
--------------------------------------------------------------------------------
     Options            230,000                 $0.32           January 13, 2002
--------------------------------------------------------------------------------
     Options             75,000                 $0.50          February 18, 2002
--------------------------------------------------------------------------------
     Options            900,000                 $0.32            August 17, 2002
--------------------------------------------------------------------------------
         Total        1,630,000
--------------------------------------------------------------------------------


* These were reduced by 425,000 during the quarter, due to the resignation of Nicolo Bellanca.

c)     SHARES IN ESCROW OR SUBJECT TO POOLING AS AT APRIL 30, 2001:

       Common shares in escrow - NIL


SECTION 5 -     LIST OF DIRECTORS/OFFICERS AS AT JUNE 29, 2001:

     Vojtech Agyagos             President/Director
     Gary Musil                  Secretary/Director
     Kenneth B. Liebscher                  Director
     Peter P.H. John                       Director
     Peter E. Serck                        Director
     Jake Bottay                           Director

                             BELMONT RESOURCES INC.
                                 (the "Company")


                                                                     SCHEDULE C:

                       MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED APRIL 30, 2001 AND UP TO
THE DATE OF THIS REPORT:
--------------------------------------------------------------------------------

1.     Nature of Business:

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950-acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec and also a 50% interest in an exploration permit in the Ungava region of Northern Quebec where Falconbridge has been producing nickle since December 1997.

In April 2000 the Company completed the acquisition of 57% of Rozmin s.r.o. which owns the Gemerska Poloma talc deposit in Eastern Slovak Republic.

In June 2000 the Company completed a Letter of Agreement and reacquired the 90% interest in Maseva Gas s.r.o. which controls the gas concession in the Slovak Republic.

In March 2001 the Company entered in an Agreement whereby it will sell subject to regulatory and shareholder approvals, to EuroGas, Inc. ("EuroGas") its 57% equity interest in the Capital stock of Rozmin s.r.o.

At the Pezinok II mining concession the Company is preparing to liquidate the assets and wind down this project.

2.     Operations Detail and Financial Condition:

(a)     Acquisitions & Dispositions:

        See the detail previously mentioned in 'Nature of Business', regarding the March 2001 Agreement.


(b)     Material Expenditures:

        As a result of the disposition of the 57% equity interest in Rozmin s.r.o. and costs related to this Slovakian subsidiary our General and Administrative expenses are expected to decrease significantly during the second half of 2001. However, in the first quarter increases were in: Office, administrative services and salaries $37,701 in 2001 ($23,484 in 2000). These were mainly due to costs incurred in preparation of the annual 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), preparing the back-up and coordinating documents for the year-end audited financials and increased accounting related to our Rozmin subsidiary. Consulting fees $9,715 in 2001 (Nil in 2000) as the Company required an independent evaluation report on the proposed disposition of the interest in Rozmin. Legal and accounting $7,512 in 2001 ($916 in 2000) also a result of the preparation of agreements and filing reports for the Rozmin disposition.

                                                                     SCHEDULE C:
                                                                     (continued)


        Significant decreases were in: Travel and Shareholder Relations $2,036 in 2001 ($12,276 in 2000). This was due to the travel and due diligence required in Slovakia last year during the acquisition of Rozmin.

        Overall, operating expenses decreased 14.1% ($10,278 less than the first quarter in 2000).


(c)     News Releases & Material Change Reports:


February 14, 2001 - The Company announced that it has entered into an agreement with EuroGas, Inc. ("EuroGas") whereby EuroGas offers to acquire Belmont's 57% shareholding interest in Rozmin s.r.o. ("Rozmin") the owner and operator of the Gemerska Poloma talc deposit in exchange for the following: (1) EuroGas will issue to Belmont 12 million common shares (with registration rights attached); and (2) EuroGas will pay to Belmont a royalty of 2% of the sale price on each sold ton of talc and other terms and conditions which will be described in a formal agreement.

EuroGas controls the remaining interest in Rozmin through its 55% interest in Rima Muran s.r.o., which in turn owns the 43% shareholding interest in Rozmin.

It is expected that the proposed sale will realize a + 300% return on our investment. In April 2000 Belmont announced completion of purchase of the 57% interest in Rozmin s.r.o. through cash payments of $2.16 million Cdn. Between August and December 2000 construction of the mine surface facilities, site preparation, powerline rehabilitation, etc. were completed and an additional investment of approximately $160,000 was made. A contract bid of 71,500,000 SK ($2.4 million Cdn) was awarded to complete the surface facilities and construct a 1300 metre long decline tunnel to the orebody. Belmont was incurring difficulty in arranging this financing and in January 2001 agreed to grant EuroGas the right to arrange the necessary financing. EuroGas has been able to secure the financing, however cannot finalize this arrangement without control of this project.

Belmont will use a portion of the proceeds from this sale to begin exploration on its 849.7 Km2 (209,950 acre) oil and gas concession area in Eastern Slovak Republic, as well as review other gas proposals.

The EuroGas agreement is subject to regulatory and shareholder approval.


April 11, 2001 - Mr. Nicolo Bellanca resigned from the Board of Directors.

April 24, 2001 - Further to our news release of February 14, 2001 the Company announced that it has received final signed agreements from EuroGas.

An independent Fairness Opinion was completed regarding this transaction and shareholders will be asked to approve this transaction at the upcoming General Meeting.

                                                                     SCHEDULE C:
                                                                     (continued)

May 16, 2001 - Further to our news release of April 24, 2001 the Company advises that the Canadian Venture Exchange ("CDNX") has conditionally accepted the sale of Belmont's 57% interest in Rozmin s.r.o. to EuroGas, Inc., a United States public company (OTC - Bulletin Board "EUGS").

Under the terms of the sale agreement Mr. Vojtech Agyagos a Managing Director of Rozmin s.r.o. and President of Belmont Resources Inc. will be joining the Board of Directors of EuroGas to oversee the transfer of ownership and liaison with the Slovakian partners.


(d) Investor Relations Activities: There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

(e)     Breaches of corporate, securities or other laws, or of an Issuer's
        listing agreement with the CDNX:     None


(f)     Regulatory Approval:

        May 14, 2001 - The CDNX acknowledged receipt of the supporting documentation relating to the proposed acquisition by EuroGas, Inc. of our 57% equity interest in the capital stock of Rozmin s.r.o. The proposed transaction has been conditionally accepted by CDNX.


3.     Subsequent Events

June 8, 2001 - Notice is hereby given that the Annual General Meeting of the Company will be held on July 16, 2001 at the Company's registered office located at Suite 2100 - 1066 West Hastings Street, Vancouver, B.C. at the hour of 10:00 am.

4.     Financings, Principal Purposes and Milestones

Following completion of the proposed sale of our 57% equity interest in Rozmin, the Company will hold in excess of $3.6 million USD in marketable securities of EuroGas, Inc.

5.     Liquidity and Solvency

Working capital is in excess of $185,000 and is adequate to cover General and Administrative costs until we are able to liquidate some of the EuroGas, Inc. common shares. The Company will begin an exploration program on its Maseva Gas - Slovakia concession in the third quarter of 2001 and continue to evaluate other resource acquisitions as monies become available.